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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 28036

MAR 04 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Shields Capital Corporation (d/b/a Shields & Company)

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Broadway
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph V. Shields, Jr. (212) 320-3000
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rosen Seymour Shapss Martin & Company LLP
(Name — *if individual, state last, first, middle name*)

757 Third Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 5 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

4-4-02

OATH OR AFFIRMATION

I, Joseph V. Shields, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shields Capital Corporation (d/b/a Shields & Company), as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Chairman

Title

Karen Levitan

Notary Public

February 28, 2002

KAREN LEVITAN
Notary Public, State of New York
No. 01LE4782204
Qualified in Kings County
Commission Expires March 30, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2001

WITH INDEPENDENT AUDITORS' REPORT

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

YEAR ENDED DECEMBER 31, 2001

CONTENTS

RSSM
ROSEN SEYMOUR SHAPSS MARTIN & COMPANY LLP
Certified Public Accountants & Profitability Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Shields Capital Corporation (d/b/a Shields & Company):

We have audited the accompanying statement of financial condition of Shields Capital Corporation (d/b/a Shields & Company) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Shields Capital Corporation (d/b/a Shields & Company) as of December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statement and, in our opinion, is fairly stated in all material respects in relation to the basic financial statement taken as a whole.

Rosen Seymour Shapss Martin & Company LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 20, 2002

757 THIRD AVENUE, NEW YORK, NY 10017-2049 ❖ TEL. (212) 303-1800 ❖ FAX (212) 755-5600 ❖ www.rssmcpa.com

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2001

ASSETS

Cash	$	262,006
Securities owned, marketable, at market value		1,137,844
Receivables from and deposits with broker-dealers		470,499
Investment in and receivables from related entities and affiliates		956,617
Furniture, equipment and leasehold improvements – at cost, net of accumulated depreciation		758,591
Prepaid income taxes		31,927
Deferred income taxes, net		30,694
Other assets		214,401
Total assets	$	3,862,579

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:		
Accounts payable, accrued expenses and other liabilities	$	731,861
Payable to broker-dealer		696,855
Securities sold, not yet purchased, at market value		140,714
Total liabilities		1,569,430
Commitments and contingent liabilities (Note 6)		
Stockholders' equity:		
Common stock, $.001 par value, 2,000,000 shares authorized, 1,085,000 shares issued, 880,028 shares outstanding		1,085
Additional paid-in capital		1,195,691
Retained earnings		1,402,672
		2,599,448
Less:		
Treasury stock, 204,972 shares, at cost		(306,299)
Total stockholders' equity		2,293,149
Total liabilities and stockholders' equity	$	3,862,579

The accompanying notes are an integral part of this financial statement.

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2001

1. ORGANIZATION AND NATURE OF BUSINESS

The Company is a securities broker-dealer registered with the Securities and Exchange Commission and a member of the New York Stock Exchange. The Company's principal line of business is conducting securities transactions for its customers who are located throughout the United States. The Company clears its securities transactions on a fully disclosed basis with other broker-dealers and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, and is not responsible for compliance with Section 4(c) of Regulation T of the Federal Reserve System. There were no liabilities subordinated to the claims of creditors during the year ended December 31, 2001.

2. SIGNIFICANT ACCOUNTING POLICIES

Security Transactions

Security transactions and related commission income are recorded by the Company on a trade date basis as if they had settled. Securities owned and securities sold, but not purchased, if any, are stated at quoted market value.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are stated at cost and are being depreciated over three, five or seven years which approximates their useful lives, using straight-line and accelerated methods. Leasehold improvements are being amortized using the straight-line method over the terms of the related office space lease, which are two, eight, and eleven years. Major expenditures for furniture and equipment and those which substantially increase their useful lives are capitalized; maintenance, repairs, and minor renewals are expensed as incurred.

Income Taxes

No federal income taxes have been provided because the stockholders elected to treat the Company as an "S" Corporation for income tax purposes as provided in the Internal Revenue Code and the applicable state statutes. Accordingly, the Company's income or loss and credits are passed through to the stockholders and combined with their other personal income and deductions to determine taxable income on their individual tax returns. However, some state and local taxing authorities do not recognize this election and the amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or benefits between years.

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2001

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Investment in Related Entities

The Company has an investment in a limited partnership which it carries on the equity basis of accounting. As of December 31, 2001 this investment is being carried at $248,067.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company invests its excess cash in deposits with major financial institutions, money market funds and securities issued by the U.S. and local governments and companies with strong credit ratings, and has established guidelines relative to diversification and maturities that maintain safety and liquidity. Financial instruments that subject the Company to risk of loss include (a) securities owned, (b) receivables and deposits with brokers and dealers; and (c) investment in and receivables from related entities and affiliates.

Exchange Membership

The Company has the use of a membership in the New York Stock Exchange (with a market value of approximately $2,200,000 as of December 31, 2001) pursuant to a "Use and Proceeds Agreement" with a stockholder. The Company also leases a second membership in the New York Stock Exchange. The accompanying financial statements include all broker-dealer activities of David V. Shields, registered as a separate broker-dealer with the Securities and Exchange Commission.

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2001

3. SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities owned and sold, not yet purchased, which are stated at market value, consist of the following types:

	Owned	Sold, Not Yet Purchased
Corporate stocks	$ 86,604	$ -
Mortgage-backed securities	188,231	-
Money market fund	10,562	-
Obligations of U.S. government	56,038	-
State and municipal obligations	796,409	140,714
	$ 1,137,844	$ 140,714

The aggregate cost of securities was $963,797 at December 31, 2001.

4. FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Major classes of furniture, equipment and leaschold improvements include the following:

	Life – Years	
Furniture and fixtures	7	$ 833,229
Equipment	5	310,421
Leasehold improvements	2-11	466,270
Computer software acquired	3	48,944
		1,658,864
Less accumulated depreciation/amortization		900,273
Net furniture, equipment and leasehold improvements		$ 758,591

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2001

5. EMPLOYEE BENEFIT PLANS

Employees' Savings and Investment Plan

The Company maintains a 401(k) deferred compensation plan covering all eligible employees who elect to participate in the plan. Participating employees contribute a percentage of their compensation, as defined, into the plan, which is limited to an amount allowable under the Internal Revenue Code. The Company, at its discretion, may also make matching contributions. For the year ended December 31, 2001, the Company elected to contribute 50% of employee contributions up to 8% of their compensation. The Company's contribution to the plan for the year ended December 31, 2001 was $70,314.

Profit-Sharing Plan

The Company also maintains a defined contribution profit-sharing plan which provides retirement benefits for all eligible employees. Eligibility is based on years of service to the Company. The Company's contribution to the plan is at the discretion of the Company's management, and is limited to the amount allowable under the Internal Revenue Code. The Company made no contribution to the plan for the year ended December 31, 2001.

6. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company is obligated under certain operating leases for office space and equipment which expire at various dates between June 30, 2002 and November 30, 2008. In January 1997 the Company entered into an additional operating lease for office space. That lease commenced upon the completion of the landlord's renovations to the premises on December 15, 1997 and will expire on November 30, 2008. The lease requires annual payments of $441,364, with no rental payment in the first year. Rental payments commenced in the second year beginning December 15, 1998. For the year ended December 31, 2001 rent expense was reduced by $125,794 for amortization of amounts accrued in prior years under this lease, net of $10,317 allocated to a related party and an affiliate as shared costs. Effective February 15, 2000 the Company entered into an agreement to amend this lease to include additional office space. The amendment requires additional annual payments of $285,012 and expires on November 30, 2008.

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2001

6. COMMITMENTS AND CONTINGENCIES (Continued)

Operating Leases (Continued)

Future minimum annual lease payments for all noncancellable leases for each of the next five years and in the aggregate thereafter are as follows:

Year Ending December 31,	Minimum Lease Payment
2002	$ 904,415
2003	882,235
2004	798,702
2005	798,702
2006	778,302
Thereafter	1,484,225
	$ 5,646,581

Arbitration Proceedings

The Company is a respondent in four arbitration proceedings before the National Association of Securities Dealers, Inc. ("NASD"). In one proceeding the parties are currently conducting discovery and in another the Company has just commenced its investigation of the facts. In the opinion of management such claims are without merit, and they intend to vigorously defend against the claims.

In another proceeding, the Company is seeking arbitration before the NASD against two former stockholders who have asserted counterclaims against the Company alleging, among other claims, breach of contract and defamation. In the opinion of management these claims are without merit.

Finally, the Company was a respondent in an arbitration proceeding before the NASD in which the arbitration panel issued its decision directing the Company to pay damages to the defendants. The Company has filed a petition in U.S. District Court to vacate the award to the extent it purported to award punitive damages to the claimants. The claimant has asked the U.S. District Court to modify the arbitration award to allow a court to decide the issue of reimbursement of attorney fees. The Company intends to vigorously defend against the claims in the action.

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

NOTES TO FINANCIAL STATEMENT

DECEMBER 31, 2001

7. RELATED PARTY TRANSACTIONS

The Company shares office space with two affiliates. Allocation of expenses to these affiliates is based on management estimates. For the year ended December 31, 2001 expenses aggregating $314,424 were allocated to these affiliates, and at December 31, 2001 receivables from related entities and affiliates aggregated $956,619, and are due on demand.

During 2001 the Company wrote down receivables from the two affiliates aggregating $1,454,432 based on the affiliates apparent inability to repay these amounts to the Company.

8. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company had net capital of $211,521 which was $111,521 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 6.75 to 1 as of December 31, 2001.

SUPPLEMENTARY INFORMATION

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2001

NET CAPITAL		
Stockholders' equity		$ 2,293,149
Deductions:		
Nonallowable assets:		
Furniture, equipment and leasehold improvements, net	$ 758,591	
Other assets	214,401	
Investment in and receivables from related entities and affiliates	956,617	
Prepaid income taxes	31,927	
Deferred income taxes, net	30,694	
		1,992,230
Net capital before haircuts on securities positions		300,919
Haircuts on securities:		
Trading and investment securities:		
Debt securities		67,878
Other securities		13,201
Undue concentration		8,319
Net capital		$ 211,521
AGGREGATE INDEBTEDNESS		
Payable to broker-dealer		$ 696,855
Accrued expenses		731,861
Total aggregate indebtedness		$ 1,428,716
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required		$ 100,000
Excess net capital at 1,500 percent		$ 111,521
Excess net capital at 1,000 percent		$ 68,650
Ratio: aggregate indebtedness to net capital		6.75 to 1

See independent auditors' report.

SHIELDS CAPITAL CORPORATION
(d/b/a SHIELDS & COMPANY)

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION TO THE CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING

AS OF DECEMBER 31, 2001

Net capital, as reported in the Company's Part II unaudited FOCUS Report		$ 217,011
Adjustments affecting Company's ownership equity – increase (decrease):		
Cash	$ 76	
Securities owned, marketable at market value	140,714	
Furniture, equipment and leasehold improvements	4,425	
Other assets	(201,259)	
Investment in and receivables from related entities and affiliates	294,993	
Payable to broker-dealer	65,175	
Accounts payable, accrued expenses and other liabilities	(70,998)	
Securities sold, not yet purchased, at market value	(140,714)	
		92,412
Adjustments affecting non-allowable assets – decrease (increase):		
Furniture, equipment and leasehold improvements	(4,425)	
Other assets	201,259	
Investment in and receivables from related entities and affiliates	(294,993)	
		(98,159)
Adjustments to haircuts		257
Net capital per Schedule I		$ 211,521

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

The Board of Directors and Stockholders of
Shields Capital Corporation (d/b/a Shields & Company):

In planning and performing our audit of the financial statements and supplemental schedules of Shields Capital Corporation (d/b/a Shields & Company) (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors and stockholders, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rosen Seymour Shapss Martin & Company LLP

CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
February 20, 2002